SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03023556


RECEIVED
JUN 23 2003
181

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PLAN YEAR ENDED DECEMBER 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to

COMMISSION FILE NUMBER 1-9334

BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN
(Full title of the plan)

C/O BALDWIN AMERICAS CORPORATION
12 COMMERCE DRIVE
SHELTON, CT 06484
(Address of the plan)

BALDWIN TECHNOLOGY COMPANY, INC.
12 COMMERCE DRIVE
SHELTON, CT 06484
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)



BALDWIN TECHNOLOGY PROFIT SHARING AND SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not required or not applicable.

Report of Independent Accountants

To the Participants and Administrator of
the Baldwin Technology Profit Sharing and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baldwin Technology Profit Sharing and Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Stamford, CT
June 13, 2003

Baldwin Technology Profit Sharing and Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Assets:		
Investments	$ 10,001,252	$ 14,739,670
Participant loans	232,431	268,277
	10,233,683	15,007,947
Receivables:		
Employer's contribution	60,220	0
Participants' contributions	7,993	41,197
Total receivables	68,213	41,197
Net assets available for benefits	$ 10,301,896	$ 15,049,144

The accompanying notes are an integral part of these financial statements.

Baldwin Technology Profit Sharing and Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions:	
Participants' contributions	$ 806,183
Employers' contributions	365,552
Rollover of assets from an affiliated entity's plan	2,948,390
	4,120,125
Investment income (losses):	
Interest	138,350
Dividends	195,915
Net depreciation in fair value of investments	(3,092,318)
Total investment income (losses)	(2,758,053)
Total additions	1,362,072
Deductions:	
Benefits paid to participants	6,108,172
Administrative expenses	1,148
Total deductions	6,109,320
Net decrease	(4,747,248)
Net assets available for benefits:	
Beginning of year	15,049,144
End of year	$ 10,301,896

The accompanying notes are an integral part of these financial statements.

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Baldwin Technology Profit Sharing and Savings Plan (the "Plan" or the "Baldwin Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and is available to substantially all domestic employees of Baldwin Technology Company, Inc. (the "Company").

Eligibility

All full time and part time employees are eligible to participate on his or her first day of employment.

Plan Amendment

The Company previously had three domestic profit sharing plans; the Enkel Corporation Retirement Plan (the "Enkel Plan"), the Kansa Corporation Profit-Sharing/401K Plan and Trust (the "Kansa Plan") and the Baldwin Plan. The Enkel Plan, which covered the domestic employees of the divested Roll Handling Group ("RHG"), was terminated in accordance with the provisions of the Enkel Plan. The Company has amended the Baldwin Plan to allow for the combining of the remaining two plans, the Baldwin Plan and the Kansa Plan into one plan, the Baldwin Plan, effective January 1, 2002. The amendments also include a change in both the vesting terms and timing of the Company's contribution to the Baldwin Plan as well as a change in the trustee of the Plan to MFS Heritage Trust Co., an affiliate of MFS, from Reliance Trust Company. Previously, the Company's contribution was discretionary, and made on an annual basis, based on the profitability of the Company and the participants vested in the Company's contribution according to a 7-year graded vesting schedule. The changes will enable the Company to make matching contributions equal to 100% of the participant's elective deferrals up to 3% of eligible compensation, plus 50% of the participant's elective deferrals greater than 3% of eligible compensation, but not more than 5% of eligible compensation (the "Safe Harbor Contributions"). In addition, the participant's interest in the Company's Safe Harbor Contributions will vest immediately. Participant contributions will continue to be made on a weekly basis, while the Company's Safe Harbor Contributions will be made on a quarterly basis. The Plan was further amended to conform to those changes made under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), which became effective for plan years beginning after December 31, 2001.

Rollover of assets of an affiliated entity's plan

On January 14, 2002, pursuant to the Plan amendment, the Company combined the Kansa Plan into the Baldwin Plan. Therefore, the net assets of $2,948,390 of the Kansa Plan were rolled over into the Baldwin Plan. At the time of the combination of the two plans, the Kansa Plan had approximately $11,812 of unfunded employer contributions, which the Company funded in March 2002, and is included in the Employers' contributions in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2002.

Contributions

Each participant may elect to defer from 1% to 20% of their compensation, up to the Annual Compensation Limit as defined by the Internal Revenue Code ("IRC"), on both a tax-deferred and taxable basis into one or a combination of funds. Pursuant to the Tax Reform Act of 1986 as amended, the maximum tax-deferred contribution an employee may make for the year ended December 31, 2002 was $11,000, which will increase to $12,000 for the year ending December 31, 2003. Pursuant to EGTRRA, participants age 50 and over may make an additional tax-deferred catch-up contribution of $1,000 for the year ended December 31, 2002, which will increase to $2,000 for the year ending December 31, 2003.

Effective January 1, 2002, the Company began making the Safe Harbor Contributions quarterly for each participant. The Company may also contribute an amount as the Board of Directors, in its absolute discretion, may determine (the "Discretionary Contributions"). Company cash contributions are invested for each participant based upon the current election in effect at the time the Company contribution is made.

Upon enrollment into the Plan, a participant may direct employee contributions in 1% increments into any of twelve investment options. Employer contributions are allocated to the investments based on the participant's investment options at the time of the employer contribution. Participant contributions are remitted each week to the trustee, whereas Safe Harbor Contributions are remitted quarterly and Discretionary Contributions, if any, are remitted annually.

Vesting

Participants will, at all times, be fully vested in the fair value of their contributions. Beginning in January 2002, the Company began making Safe Harbor Contributions. Participants vest 100% immediately in the Company's Safe Harbor Contributions, however, participants continue to become vested in employer Discretionary Contributions, based upon their years of vesting service, as shown below:

Full years of Vesting Service	Percent Vested
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%

Employees who are age 55 or older, or who become disabled or die while employed by the Company, are automatically 100% vested in the value of the Company contributions credited to their accounts.

Withdrawals and Distributions

Participants may withdraw after-tax contributions from their account balance while working and, in limited cases (as defined by the Plan's provisions) may withdraw before-tax contributions. Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant's interest in the fixed income funds, mutual funds and stock funds. The amount of the distribution attributable to the participant's Baldwin Stock Fund account shall be distributed in the form of shares of the Company's Class A Common Stock. Notwithstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution at the Plan Administrator's sole discretion.

Upon a participant's termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant's account, determined on a daily basis, coinciding with or following the date of the termination of employment will be paid to the participant, or in the case of death, to the participant's designated beneficiary.

Upon termination of employment for reasons other than those set forth above, if the vested balance is $5,000 or less and the participant has not requested a distribution, the entire vested balance of the participant's account, determined as of the Valuation Date coinciding with or following the date of termination of employment, may be paid to the participant or remain in the Plan at the Plan Administrator's option. If the vested balance is greater than $5,000, the participant has the option not to receive a distribution, and therefore, distributions will not be made until requested by the participant.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, and are subject to applicable Department of Labor and Internal Revenue Service regulations. The loans are secured by the balance in the participant's account and bear interest at rates of prime plus 1%, currently ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined periodically by the Plan Administrator. Participant loans outstanding were $232,431 and $268,277 at December 31, 2002 and 2001, respectively. The number of participants with loans outstanding at December 31, 2002 and 2001, were 24 and 29, respectively.

Forfeitures
Upon a participant's separation from service, amounts, which have not vested, will be forfeited. Should a participant resume employment within 60 months of termination, the amount of such forfeiture will be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available as additional employer contributions. Accumulated forfeitures totaled $131,263 and $83,312 at December 31, 2002 and 2001, respectively. The Company did not utilize any accumulated forfeitures at December 31, 2001 to reduce any of the Company's contributions made in 2002.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation
The Plan's investments are stated at fair market value, the last sales price of the last business day of the year, as reported as of the close of regular trading.

The Baldwin Stock Fund is a unitized fund, which invests solely in the Class A Common Stock of Baldwin Technology Company, Inc. The fund retains a certain amount of cash in order to complete a purchase or sale transaction on the same day as the request is received from a participant. Excess cash is held in a short-term money market fund within the Baldwin Stock Fund. Excess cash and cash equivalents at December 31, 2002 and 2001 amounted to $5,496 and $8,651, respectively.

Investment Income
Dividends are recorded on the ex-dividend date. Interest and other income is recorded as earned on the accrual basis.

Investment Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the average cost of the fund shares. Unrealized gains and losses (appreciation (depreciation) in fair value of investments) on investments held by the Plan at December 31, 2002 are calculated based upon the difference between the fair value as determined by quoted market prices of investments held at the end of the year less their average cost. The Plan presents in the statement of changes in net assets available for benefits the net depreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administration
The Plan is administered by The Advisory Committee (the "Committee"), which is appointed by the Board of Directors of Baldwin Americas Corporation.

Administrative Expenses
All administrative expenses related to the Plan, are paid by the Company except for various asset management fees, which are paid by each particular fund.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Benefit obligations to participants
Benefits are recorded when paid. Accordingly, benefits payable to terminated employees are not deducted in arriving at net assets available for benefits. In October 2002, the Company divested its former Baldwin Kansa business ("BKA"). As a result, the plan made distributions either to the former employees of BKA or to a plan established by the purchasers of BKA for the benefit of those participants who were employees of BKA. As of December 31, 2002 $179,246 remained to be distributed, and will only be distributed when instructed by the participants to do so. These participants may remain in the Plan indefinitely as inactive participants.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of MFS Retirement Services, Inc. ("MFS"). MFS is the administrative services provider and record keeper, as defined by the Plan and therefore, these transactions qualify as party in interest transactions. Fees paid by the Plan to MFS during the year ended December 31, 2002 were $1,148.

At December 31, 2002 and 2001, the Plan held 180,349 and 128,958 shares respectively, of the Baldwin Technology Company, Inc. Class A Common Stock with a fair value of $79,354 and $156,037, respectively.

NOTE 4 – INVESTMENTS

The following investments represented 5 percent or more of the Plan's net assets at either December 31, 2002 or 2001:

	December 31,	
	2002	2001
MFS Institutional Fixed Fund	$ 2,215,369	$ 1,741,218
MFS Total Return Fund	$ 2,170,580	$ 3,361,391
MFS Massachusetts Investors Trust	$ 1,556,403	$ 3,087,963
MFS Emerging Growth Fund	$ 1,140,728	$ 2,842,598
MFS Global Equity Fund	$ 846,597	$ 1,402,872
Van Kampen Emerging Growth Fund	$ 575,751	$ 1,461,352
PIMCO Total Return Fund	$ 1,077,741	$ 447,270

During the year ended December 31, 2002, the Plan's investments (including gains and losses on investments sold during the year) depreciated in value by $3,092,318 as follows:

	Year Ended December 31, 2002
Mutual Funds	$ 2,976,138
Baldwin Stock Fund	116,180
	$ 3,092,318

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated April 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Committee reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts, no new funds will be contributed and the Plan's assets will be administered and distributed.

BALDWIN TECHNOLOGY
PROFIT SHARING AND SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2002

Identity Of Issue/ Description Of Investment	Current Value
MFS Institutional Fixed Fund *	$ 2,215,369
MFS Total Return Fund *	2,170,580
MFS Massachusetts Investors Trust *	1,556,403
MFS Emerging Growth Fund *	1,140,728
MFS Global Equity Fund *	846,597
PIMCO Total Return Fund	1,077,741
Van Kampen Emerging Growth Fund	575,751
Baldwin Stock Fund *	84,335
MFS Mid-Cap Growth Fund *	18,546
Munder Index 500 Fund	81,249
Neuberger Berman Genesis Advisor Fund	177,613
Van Kampen Common Stock Fund	56,340
Participant loans (interest rates ranging from 5.25% to 10.50%) *	232,431
Total Assets (Held at End of Year)	$10,233,683

* These represent parties-in-interest investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Baldwin Technology Profit Sharing and Savings Plan
June 19, 2003



John D. Lawlor, Plan Administrator
Baldwin Americas Corporation

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-20611, No. 33-48104, No. 33-58106, No. 333-44631 and No. 333-95743) and the Registration Statements on Form S-3 (No. 33-33104, No. 33-42265 and No. 33-41586) of Baldwin Technology Company, Inc. of our report dated June 13, 2003 relating to the financial statements of the Baldwin Technology Profit Sharing and Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

Stamford, CT
June 13, 2003